HSBC USA Inc.
452 Fifth Avenue
New York, NY 10018

May 5, 2015

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Re: Notice of disclosure filed in Securities Exchange Act Annual Report under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:
Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that HSBC USA Inc. has made disclosure pursuant to those provisions in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2015, which was filed with the U.S. Securities and Exchange Commission on May 5, 2015. The disclosure is included in the Quarterly Report on Form 10-Q in Item 5 under the heading “Other Information.”

Respectfully submitted,

/s/ MARK ZAESKE
Mark Zaeske
Senior Executive Vice President and
Chief Financial Officer
HSBC USA Inc.